UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                  FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-15469

                                   ----------

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

             THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           THERMOVIEW INDUSTRIES, INC.
                              5611 Fern Valley Road
                              Louisville, KY 40228

                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF CROWE, CHIZEK AND COMPANY, LLP, INDEPENDENT AUDITORS, DATED JULY 3, 2002.

(b)  EXHIBITS.  A CONSENT OF CROWE,  CHIZEK AND  COMPANY  LLC IS BEING  FILED AS
EXHIBIT 23.01 TO THIS REPORT.

                           THERMOVIEW INDUSTRIES, INC.
                           401(K) PROFIT SHARING PLAN
                              Louisville, Kentucky

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                           December 31, 2001 and 2000





                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS.............................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS........................................................    3

     NOTES TO FINANCIAL STATEMENTS.........................................  4-8


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
       (HELD AT END OF YEAR)...............................................    9

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator
ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Louisville, Kentucky


We have audited the accompanying statements of net assets available for benefits of ThermoView Industries, Inc. Profit Sharing Plan as of December 31, 2001 and 2000 and the statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on Schedule H, Part VI, Line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.





                          Crowe, Chizek and Company LLP

Louisville, Kentucky
July 3, 2002

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


                                                        2001             2000
                                                        ----             ----
ASSETS
Investments
     Mutual funds ............................       $3,335,321       $3,424,396
     Collective trust funds ..................        3,304,973        3,391,635
     Participant loans .......................          362,061          337,377
                                                     ----------       ----------
         Total investments ...................        7,002,355        7,153,408

Contributions receivable
     Participant .............................          109,721          148,888
     Employer ................................           16,053             --
                                                     ----------       ----------
                                                        125,774          148,888
                                                     ----------       ----------

Total assets .................................        7,128,129        7,302,296

LIABILITIES
Refunds payable ..............................           63,186           19,281
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS ............       $7,064,943       $7,283,015
                                                     ==========       ==========

See accompanying notes.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

--------------------------------------------------------------------------------

Additions to net assets attributed to:
     Investment income
         Net depreciation in fair value of investments ........     $(1,029,793)
         Interest and dividends ...............................          54,513
                                                                    -----------
                                                                       (975,280)

     Contributions
         Employer .............................................         229,028
         Participants .........................................       1,456,400
         Rollovers ............................................          11,628
                                                                    -----------
                                                                      1,697,056

     Transfers from other plans ...............................          51,845
                                                                    -----------
              Total additions .................................         773,621

Deductions from net assets attributed to:
     Benefits paid to participants ............................         964,345
     Administrative expenses ..................................          27,348
                                                                    -----------
         Total deductions .....................................         991,693
                                                                    -----------

Net decrease ..................................................        (218,072)

Net assets available for benefits
     Beginning of year ........................................       7,283,015
                                                                    -----------

     End of year ..............................................     $ 7,064,943
                                                                    ===========


See accompanying notes.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees. The Plan was established to provide and administer retirement benefits for the employees of ThermoView Industries, Inc. (the Company). The Trustee of the plan is PNC Bank, Kentucky, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Mergers: The following is a list of plans of entities acquired by the Company that have merged into the ThermoView, Inc. 401(k) Profit Sharing Plan during 2001 and 2000:

                                                                        Assets
            Plan Name                            Effective Date      Transferred

Rolox 401(k) Profit Sharing Plan ...........     January 1, 2000      $1,769,920
Thomas Construction, Inc. 401(k)
  Profit Sharing and Trust .................     January 31, 2000     $1,948,293
Thermo-Tilt Retirement Savings Plan ........     January 31, 2001     $   51,845

Contributions: Subject to applicable IRS limitations, participating employees may contribute from 1 to 15 percent of their annual salaries or wages to the Plan. The Company currently matches 25 percent of the first six percent of compensation contributed. Participants may change their deferral election semi-annually.

Forfeitures: Forfeitures are used as a reduction of employer contributions. In 2001, Employer contributions were reduced by forfeitures of $33,857.

Investment Options: Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the Plan's fund options. Participants are permitted to transfer existing assets between plan funds at any time throughout the year. All amounts in participant's accounts are participant-directed.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, plan earnings, and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------



NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in contributions by the Company and the corresponding income under the following circumstances:

a.   Attaining normal retirement age of 65;
b.   Death;
c.   The date a participant becomes totally disabled as defined in the Plan; or
d. Completion of service with the Company in accordance with the ERISA graded vesting schedule below:

                  Years of Service                      Percent Vested

                  Less than 2 years                           0%
                  2 but less than 3                          20%
                  3 but less than 4                          40%
                  4 but less than 5                          60%
                  5 but less than 6                          80%
                  6 or more                                 100%

Eligibility: An employee becomes eligible to participate immediately after 90 days of service and attainment of age twenty-one or older.

Participant Loans: Subject to a minimum of $1,000, participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance reduced by their highest outstanding loan balance during the year, even if the amounts have been repaid. Generally, loans are taken from all investment funds on a pro rata basis, and loan repayments will be credited to investment funds on the same basis as contributions. Loan terms range from 1-5 years or up to 20 years for the purchase of a principal residence. The loans are secured by 50 percent of the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rate on each loan is one percent above the prime rate in effect at PNC Bank at the beginning of the month in which the loan is made. The rate will remain fixed until the loan is paid in full. Each loan will provide for level payments of principal and interest, and the payments will conform to the normal payroll cycle.

Administrative Expenses: The Company pays fees, except for investment management fees associated with the PNC Investment Contract Fund, for administration and other services. The Plan is not charged for administrative services performed on its behalf by the Company.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis of accounting.


Valuations of Investments: The Plan's investments are held by PNC Bank, Kentucky, Inc. (the Trustee). The Plan's investments are stated at fair value. Mutual Funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the collective trust funds is based on quoted redemption values of the participating units held by the Plan at year end on the last business day of the plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Estimates in the Financial Statements: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. It is at least reasonably possible that significant changes may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

Investments that represent five percent or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                             2001         2000
                                                         ----------   ----------

Mutual funds
    American Century Income and Growth Fund ..........   $  617,443   $  533,551
    American Century International and Growth Fund ...         --        392,309
    Blackrock Index Equity Fund ......................      815,099      820,750
    Janus Twenty Fund ................................         --      1,308,582
    Janus Advantage Cap App ..........................    1,166,885         --

Collective trust funds
    PNC Aggressive Profile Fund ......................   $  636,290   $  737,419
    PNC Balanced Profile Fund ........................    1,298,805    1,586,316
    PNC Investment Contract Fund .....................    1,237,685      951,510

Participant loans ....................................      362,061         --

During 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                             2001
                                                        ------------

     Mutual Funds                                       $  (690,363)
     Collective trusts                                     (339,430)
                                                        -------------

                                                        $(1,029,793)


NOTE 4 - INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and the related trust is exempt from taxation.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are mutual funds and collective trust managed by PNC Bank. PNC Bank is the trustee of the Plan and, therefore, qualifies as a party-in-interest. Fees and commissions of $21,634 have been paid to PNC Bank during 2001.


NOTE 6 - BENEFIT OBLIGATIONS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan, but who have not been paid. Plan assets allocated to these participants were $29,936 at December 31, 2001.

                              SUPPLEMENTAL SCHEDULE
             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------


Plan Sponsor: ThermoView Industries, Inc. 401(k) Profit Sharing Plan Employer Identification Number: 61-1325129
Three Digit Plan Number:  001



(a)           (b)                             (c)           (d)         (e)
                                         Description of
    Identity of Involved Party            Investment       Cost**  Current Value

    Mutual Funds
      American Century Income                            $
        and Growth Fund                  22,592 shares      --     $  617,443
      American Century International
        and Growth Fund                  43,222 shares      --        344,045
*     Blackrock Index Equity Fund        37,033 shares      --        815,099
        Invesco Dynamics                 12,694 shares      --        201,580
        Janus Advantage Cap App          54,758 shares      --      1,166,885
        Janus Advantage Flex In          16,056 shares      --        190,269

    Collective trusts
*     PNC Aggressive Profile Fund        34,833 shares      --        636,290
*     PNC Balanced Profile Fund          71,138 shares      --      1,298,805
*     PNC Conservative Profile Fund      7,195 shares       --        132,193
*     PNC Investment Contract Fund       522,164 shares     --      1,237,685

    Participant loans                    6.0% to 10.5%                362,061
                                                                   ----------

                                                                   $7,002,355

*    Denotes investment held by a party-in-interest.

**   No cost information is provided since investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                          THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

                          By:/s/ Charles L. Smith
                             -------------------------------------
                                 Charles L. Smith
                                 President and CEO

Dated June 4, 2003

                                INDEX TO EXHIBITS

Exhibit
Number                       Description of Exhibits

  23.01    --     Consent of Crowe Chizek and Company LLC






Exhibit 23.01



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the use of our report, dated July 3, 2002, on the financial statements of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001 and incorporated by reference in ThermoView Industries, Inc. Registration Statement on Form S-8.




                          Crowe Chizek and Company LLC

Louisville, Kentucky
May 30, 2003